Exhibit 12.1

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Nine Months Ended		Year Ended December 31,
	Sept 30,	Sept 30,
	2004	2003	2003	2002	2001
Earnings:
Income loss from continuing operations before taxes, minority interests and income or loss from equity investees	$35,239	$74,708	$82,027	$237,009	$181,140
Interest expense	276,452	254,893	342,249	294,275	259,277
Interest component of rent expense	1,525	1,525	2,033	1,667	1,500
Distributed income of equity investees	44,973	51,106	64,046	10,780	42,473
Amortization of capitalized interest	1,869	1,775	2,298	1,815	1,255

Total earnings (A)	$360,058	$384,007	$492,653	$545,546	$485,645

Fixed charges:
Interest expense	$276,452	$254,893	$342,249	$294,275	$259,277
Interest component of rent expense	1,525	1,525	2,033	1,667	1,500
Capitalized interest	4,358	12,403	14,479	16,806	16,176
Preferred OP unit distributions	5,908	7,327	9,312	10,874	9,803

Total fixed charges (B)	$288,243	$276,148	$368,073	$323,622	$286,756

Preferred stock dividends	$64,121	$66,387	$85,920	$93,558	$90,331
Redemption related preferred issuance costs	2,186	7,645	7,645	—	—

Total preferred stock dividends	$66,307	$74,032	$93,565	$93,558	$90,331

Total fixed charges and preferred stock dividends (C)	$354,550	$350,180	$461,638	$417,180	$377,087

Ratio of earnings to fixed charges (A divided by B)	1.25	1.39	1.34	1.69	1.69

Ratio of earnings to fixed charges and preferred stock dividends (A divided by C)	1.02	1.10	1.07	1.31	1.29